Filed Pursuant to Rule 424(b)(2)
File No. 333-195697

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Subordinated Medium Term Notes, Series O, Fixed Rate Notes	$2,000,000,000	99.238%	$1,984,760,000	$199,865.33

(1)	The total registration fee of $199,865.33 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 17 dated November 9, 2015

(to Prospectus Supplement dated May 30, 2014

and Prospectus dated May 5, 2014)

WELLS FARGO & COMPANY

Subordinated Medium-Term Notes, Series O

Fixed Rate Notes

Aggregate Principal Amount Offered:	$2,000,000,000

Trade Date:	November 9, 2015

Original Issue Date (T+5):	November 17, 2015

Stated Maturity Date:

November 17, 2045; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest

Interest Rate:	4.90%

Interest Payment Dates:	Each May 17 and November 17, commencing May 17, 2016, and at maturity

Price to Public (Issue Price):	99.238%, plus accrued interest, if any, from November 17, 2015

Agent Discount (Gross Spread):	0.875%

All-in Price (Net of Agent Discount):	98.363%, plus accrued interest, if any, from November 17, 2015

Net Proceeds:	$1,967,260,000

Benchmark:	UST 3.0% due May 15, 2045

Benchmark Yield:	3.099%

Spread to Benchmark:	+185 basis points

Re-Offer Yield:	4.949%

Redemption:	The notes are not redeemable at the option of Wells Fargo & Company

Listing:	None

Subordination:	The notes will rank equally with all of our other subordinated notes and, together with such other subordinated notes, will be subordinated to all of our existing and future Senior Debt, as defined under “Description of Debt Securities—Subordination” in the accompanying prospectus. In addition, holders of the notes may be fully subordinated to interests held by the U.S. government in the event we enter into a receivership, insolvency, liquidation or similar proceeding. As of September 30, 2015, on a non-consolidated basis, Wells Fargo & Company had approximately $87.9 billion of Senior Debt outstanding, excluding obligations under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts. In addition, Wells Fargo & Company was obligated on such date under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts to which the notes will be subordinated pursuant to the terms of the subordinated indenture.

See “Description of Notes” in the accompanying prospectus supplement and “Description of the Debt Securities—Subordination” in the accompanying prospectus for additional information regarding subordination.

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$1,890,400,000

Agents (Co-Managers):	BMO Capital Markets Corp.	10,000,000
	Capital One Securities, Inc.	10,000,000
	Comerica Securities, Inc.	10,000,000
	Desjardins Securities Inc.	10,000,000
	Macquarie Capital (USA) Inc.	10,000,000
	Regions Securities LLC	10,000,000
	Scotia Capital (USA) Inc.	10,000,000

Agents (Junior Co-Managers):	CastleOak Securities, L.P.	6,600,000
	Drexel Hamilton, LLC	6,600,000
	Lebenthal & Co., LLC	6,600,000
	Multi-Bank Securities, Inc.	6,600,000
	Samuel A. Ramirez & Company, Inc.	6,600,000
	The Williams Capital Group, L.P.	6,600,000

	Total:	$2,000,000,000

Plan of Distribution:

On November 9, 2015, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 98.363%, plus accrued interest, if any, from November 17, 2015. The purchase price equals the issue price of 99.238% less a discount of 0.875% of the principal amount of the notes.

Desjardins Securities Inc. is not a U.S. registered broker-dealer, and, therefore, will not affect any offers or sales of any notes in the United States or will do so only through one or more registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Certain U.S. Federal Income Tax Consequences:

Pursuant to published guidance by the IRS, withholding on gross proceeds will be delayed until January 1, 2019 rather than January 1, 2017. See “Certain U.S. Federal Income Tax Considerations—Legislation Affecting the Taxation of Debt Securities, Common Stock and Preferred Stock Held by or through Foreign Entities” in the accompanying prospectus for additional information.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	94974BGQ7

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